Filed by Texas United Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GNB Bancshares, Inc.
Commission File No. 000-49928

202 West Colorado • P.O. Box B La Grange, Texas 78945 News Release For Information Contact: Tom Adams, 979.968.7261

State Bank to purchase Caldwell and Lexington Branches of Central Bank, Houston, Texas

La Grange, Texas May 3, 2004 — State Bank, a wholly owned subsidiary of Texas United Bancshares, Inc. (“Texas United”), today announced the signing of a definitive agreement providing for the acquisition for cash of the Caldwell and Lexington branches of Central Bank of Houston, Texas.

As of February 29, 2004, deposits at both branches totaled approximately $102 million and loans totaled approximately $34 million. Caldwell is located 20 miles from Bryan/College Station, Texas and Lexington is located 40 miles north of La Grange, Texas.

Texas United Bancshares, Inc., headquartered in La Grange, Texas with 18 branch offices, had $637 million in assets and $501 million in deposits as of December 31, 2003.

Guido Piggott, President and Chief Executive Officer of Central Bank, stated, “The decision to sell these branches was a difficult one but will allow Central Bank to re-deploy its capital in the Houston market. A major consideration in the sale was to find a buyer that was a good fit culturally for these rural markets and one that would provide job preservation for the staff at both locations. It is our belief that State Bank was an ideal candidate for the acquisition. As we discussed the details of the transaction with Mr. Stricklin, it became obvious that there were many common values shared by the two banking organizations.”

“We are excited to have these locations in our growing Central Texas franchise. Both locations compliment our existing locations in the Lexington and Bryan/College Station markets”, said L. Don Stricklin, President and chief Executive Officer of Texas United Bancshares, Inc.

The acquisition is expected to be completed in the third quarter of 2004, subject to customary closing conditions, including regulatory approval.

Texas United Bancshares, Inc. is a registered financial holding company listed on the Nasdaq National Market under the symbol “TXUI.” Its wholly owned subsidiary, State Bank, offers a complete range of banking services through 18 full-service banking centers located in the greater central and south central Texas area. In addition, State Bank has seven mortgage loan production offices located in Houston and San Antonio through its wholly-owned subsidiary, Community Home Loan.

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In connection with the proposed merger of GNB Bancshares, Inc. (“GNB”) into Texas United, Texas United will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of GNB. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of GNB and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GNB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and GNB may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Texas United’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by Texas United, which is available on its web site and at the address provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, other written materials, and statements management may make, may contain certain forward-looking statements regarding Texas United’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Texas United intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Texas United, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. Texas United’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause actual results to differ materially from the expectations stated in any forward-looking statement: the ability of Texas United and GNB to obtain the required shareholder or regulatory approvals for the merger of GNB into Texas United or to consummate the merger the ability of Texas United to obtain the required regulatory approvals for the purchase of the branches from Central Bank, the ability to successfully integrate GNB and the Caldwell and Lexington branches with Texas United following the merger and the branch purchase; a materially adverse change in the financial condition of either Texas United or GNB; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting Texas United’s operations, pricing, products and services. The forward-looking statements are made as of the date of this release and, except as may be required by applicable law or regulation, Texas United undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.